REG TECHNOLOGIES INC.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR

AN ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AUGUST 17, 2011

DATED:  July 11, 2011

REG TECHNOLOGIES INC.

Suite 240 - 11780 Hammersmith Way

Richmond, British Columbia  V7A 5E9

Tel.. (604) 278-5996  Fax  (604) 278-3409

Email:  jlorette@ihiway.com

NOTICE OF ANNUAL AND SPECIAL MEETING

TAKE  NOTICE  that  a  meeting  (the  “Meeting”)  of  shareholders  of  Reg  Technologies  Inc.  (the  “Company”)  will  be  held  at

Suite  1620,  1185  West  Georgia  Street,  Vancouver,  British  Columbia,  on  Wednesday,  August  17,  2011,  at  11:00  a.m.,  local time, for the following purposes:

1.     To determine the number of directors at five;

2.     To elect directors;

3.     To appoint auditors and to authorize the directors to fix their remuneration;

4.     To approve the Reg Stock Option Plan as described in the Information Circular; and

5.     To  consider  any  permitted  amendment  to  or  variation  of  any  matter  identified  in  this  Notice  and  transact  such  other business as may properly come before the Meeting or any adjournment thereof.

The  Information  Circular  provides  additional  information  relating  to  the  matters  to  be  dealt  with  at  the  Meeting  and  is  deemed

to  form  part  of  this  Notice.   Also  accompanying  this  Notice  and  Information  Circular  is  a  Proxy.   Any  adjourned  meeting

resulting  from  an  adjournment  of  the  Meeting  will  be  held  at  a  time  and  place  to  be  specified  at  the  Meeting.    Only

Shareholders of record at the close of business on July 11, 2011 will be entitled to receive notice of and vote at the Meeting.

Registered  Shareholders  unable  to  attend  the  Meeting  are  requested  to  date,  sign  and  return  the  enclosed  Proxy,  or another  suitable  form  of  proxy,  and  deliver  it  in  accordance  with  the  instructions  set  out  in  the  Proxy  and  in  the

Circular.   If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the Proxy in accordance with the instructions provided to you by your broker or the other intermediary.  Failure to do so may result in your Shares not being voted at the Meeting.

Dated at Vancouver, British Columbia, this 11th day of July, 2011.

ON BEHALF OF THE BOARD OF

REG TECHNOLOGIES INC.

“John G. Robertson”

John G. Robertson,

President

REG TECHNOLOGIES INC.

Suite 240 - 11780 Hammersmith Way, Richmond, British Columbia, V7A 5E9

Telephone No. (604) 278-5996  Fax No. (604) 278-3409

Email:  jlorette@ihiway.com

INFORMATION CIRCULAR

(As at July 11, 2011, except as indicated)

For the Annual and Special Meeting to be held on August 17, 2011

SOLICITATION OF PROXIES

This   information   circular   (the   “Circular”)   is   provided   in   connection   with   the   solicitation   of   proxies   by   the

Management  of  Reg  Technologies  Inc.   The  form  of  proxy  which  accompanies  this  Circular  (the  “Proxy”)  is  for  use  at our annual and special meeting of the shareholders to be held on Wednesday, August 17, 2011 (the “Meeting”), at the time and place set out in the accompanying Notice of Meeting.  We will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

The contents and the mailing of the Circular have been approved by our directors.

APPOINTMENT AND REVOCATION OF PROXY

The persons named  in  the Proxy are our directors  and/or officers. A registered shareholder who  wishes  to  appoint some other  person  to  serve  as  their  representative  at  the  Meeting  may  do  so  by  striking  out  the  printed  names  and inserting  the  desired  person’s  name  in  the  blank  space  provided.  The  completed  Proxy  should  be  delivered  to

Computershare   Trust   Company   of   Canada   (“Computershare”).      If   a   shareholder   does   not   deliver   a   proxy   to

Computershare,  Attention:  Proxy  Department,  9th  Floor,  100  University  Avenue,  Toronto,  Ontario,  M5J  2Y1,  or  by  fax  at

1-866-249-7775,  by  11:00  a.m.  (local  time  in  Vancouver,  British  Columbia)  on  Monday,  August  15,  2011,  or  48  hours

(excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the  day  of  the  Meeting,  or  any  adjournment  of  it,  at  which  the  Proxy  is  to  be  used,  or  delivering  a  written  notice  of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or adjournment of it; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Voting by Proxyholder

The  persons  named  in  the  Proxy  will  vote  for,  or  against  or  withhold  from  voting,  as  the  case  may  be,  the  shares

represented thereby in accordance with your instructions on any ballot that  may be called for.   If you specify a choice with

respect to any matter to be acted upon, your shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a)

each  matter  or  group  of  matters  identified  therein  for  which  a  choice  is  not  specified,  other  than  the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

In  respect  of  a  matter  for  which  a  choice  is  not  specified  in  the  Proxy,  the  persons  named  in  the  Proxy  will  vote  the shares represented by the proxy for the approval of such matter.

Registered Shareholders

Registered  shareholders  may  wish  to  vote  by  proxy  whether  or  not  they  are  able  to  attend  the  Meeting  in  person.

Registered shareholders electing to submit a Proxy may do so by:

(a)

completing,  dating  and  signing  the enclosed  Proxy  and  returning  it  to  our transfer  agent,  Computershare,

by  fax  at  (604)  661-9401  or  by  mail  or  hand  delivery  at  510  Burrard  Street,  Vancouver,  British

Columbia, V6C 3B9;

(b)

using  a  touch-tone  phone  to  transmit  voting  choices  to  a  toll  free  number  as  shown  on  the  Proxy.

Registered  shareholders  must  follow  the  instructions  of  the  voice  response  system  and  refer  to  the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using  the  internet  through  the  website  of  our  transfer  agent  at  www.webvote.pctc.com.    Registered

Shareholders  must  follow  the  instructions  that  appear  on  the  screen  and  refer  to  the  enclosed  Proxy  for the holder’s account number and the proxy access number;

in  all  cases  ensuring  that  the  Proxy  is  received  at  least  48  hours  (excluding  Saturdays,  Sundays  and  holidays)  before  the

Meeting or the adjournment thereof at which the proxy is to be used.

Non-Registered Holders

Only  registered  shareholders  or  duly  appointed  proxyholders  are  permitted  to  vote  at  the  Meeting.   Most  of  our

shareholders  are  “non-registered  shareholders”  because  the  shares  they  own  are  not  registered  in  their  names  but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the

shares.   More  particularly,  a  person  is  not  a  registered  shareholder  in  respect  of  shares  which  are  held  on  behalf  of  that

person   (the   “Non-Registered   Holder”)   but   which   are   registered   either:   (a)   in   the   name   of   an   intermediary   (an

“Intermediary”)  that  the  Non-Registered  Holder  deals  with  in  respect  of  the  shares  (Intermediaries  include,  among  others,

banks,  trust  companies,  securities  dealers  or  brokers  and  trustees  or  administrators  of  self-administered  RRSP’s,  RRIFs,

RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited

(“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, we have distributed copies of the Notice of Meeting, this Information Circular and

the   Form  of   Proxy   (collectively,   the   “Meeting   Materials”)   to   the   clearing   agencies   and   Intermediaries   for   onward

distribution to Non-Registered Holders.

Intermediaries  are  required  to  forward  the  Meeting  Materials  to  Non-Registered  Holders  unless  a  Non-Registered  Holder

has  waived  the  right  to  receive  them.    Very  often,  Intermediaries  will  use  service  companies  to  forward  the  Meeting

Materials  to  Non-Registered  Holders.    Generally,  Non-Registered  Holders  who  have  not  waived  the  right  to  receive

Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature),  which  is  restricted  as  to  the  number  of  shares  beneficially  owned  by  the  Non-Registered  Holder  but

which  is  otherwise  not  completed.   Because  the  Intermediary  has  already  signed  the  form  of  proxy,  this  form  of

proxy  is  not  required  to  be  signed  by  the  Non-  Registered  Holder  when  submitting  the  proxy.   In  this  case,  the

Non-Registered  Holder  who  wishes  to  submit  a  proxy  should  otherwise  properly  complete  the  form  of  proxy  and deliver it to Computershare, as provided above; or

(b)

more  typically,  be  given  a  voting  instruction  form  which  is  not  signed  by  the  Intermediary,  and  which,  when properly  completed  and  signed  by  the  Non-Registered  Holder  and  returned  to  the  Intermediary  or  its  service company,  will  constitute  voting  instructions  (often  called  a  “proxy  authorization  form”)  which  the  Intermediary

must  follow.   Typically,  the  proxy  authorization  form  will  consist  of  a  one  page  pre-printed  form.   Sometimes,

instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied  by  a  page  of  instructions,  which  contains  a  removable  label  containing  a  bar  code  and  other

information.   In  order  for  the  form  of  proxy  to  validly  constitute  a  proxy  authorization  form,  the  Non-Registered

Holder  must  remove  the  label  from  the  instructions  and  affix  it  to  the  form  of  proxy,  properly  complete  and  sign the  form  of  proxy  and  return  it  to  the  Intermediary  or  its  service  company  in  accordance  with  the  instructions  of the Intermediary or its service company.

In  either  case,  the  purpose  of  this  procedure  is  to  permit  Non-Registered  Holders  to  direct  the  voting  of  the  shares,  which

they  beneficially  own.   Should  a  Non-Registered  Holder  who  receives  one  of  the  above  forms  wish  to  vote  at  the  meeting in  person,  the  Non-Registered  Holder  should  strike  out  the  names  of  the  management  proxyholders  and  insert  the  Non-

Registered  Holder’s  name  in  the  blank  space provided.   In  either  case,  Non-Registered  Holders  should  carefully  follow the  instructions  of  their  Intermediary,  including  those  regarding when  and  where the  proxy  or  proxy  authorization form is to be delivered.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Revocation of Proxies

In  addition  to  revocation  in  any  other  manner  permitted  by  law,  a  registered  shareholder  who  has  given  a  Proxy  may revoke it by:

(a)

executing  a  proxy  bearing  a  later  date  or  by  executing  a  valid  notice  of  revocation,  either  of  the  foregoing  to  be executed  by  the  registered  shareholder  or  the  registered  shareholder’s  authorized  attorney  in  writing,  or,  if  the registered  shareholder  is  a  corporation,  under  its  corporate  seal  by  an  officer  or  attorney  duly  authorized,  and  by delivering  the  proxy  bearing  a  later  date  to  Computershare,  at  any  time  up  to  and  including  the  last  business  day that  precedes  the  day  of  the  Meeting  or,  if  the  Meeting  is  adjourned,  the  last  business  day  that  precedes  any reconvening  thereof,  or  to  the  chairman  of  the  Meeting  on  the  day  of  the  Meeting  or  any  reconvening  thereof,  or in any other manner provided by law, or

(b)

personally attending the Meeting and voting the registered shareholder’s shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None  of  our  directors  or  executive  officers,  or  any  person  who  has  held  such  a  position  since  the  beginning  of  our  last completed  financial  year  end,  nor  any  associate  or  affiliate  of  the  foregoing  persons,  has  any  substantial  or  material interest,  direct  or  indirect,  by  way  of  beneficial  ownership  of  securities  or  otherwise,  in  any  matter  to  be  acted  on  at  the

Meeting other than as may be otherwise set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The  Board  of  Directors  (“Board”)  has  fixed  July  11,  2011  as  the  record  date  (the  “Record  Date”)  for  the  determination  of

the  shareholders  entitled  to  receive  notice  of  and  to  vote  at  the  Meeting.    Only  shareholders  of  record  at  the  close  of

business on the Record Date who either attend the Meeting personally or complete, sign and deliver a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

We are authorized  to  issue 50,000,000  common  shares without par value; 10,000,000 Preferred shares with  a $1 par value,

redeemable  for  common  shares  on  the  basis  of  one  common  share  for  two  Preferred  shares,  none  of  which  are  issued;  and

5,000,000  Class  A  non-voting  shares  without  par  value,  none  of  which  are  issued.    As  of  July  11,  2011,  there  were

32,985,840 common shares issued and outstanding, with each one common share carrying the right to one vote.

Only  shareholders  of  record  at  the  close  of  business  on  the  Record  Date  for  determination  of  persons  entitled  to  receive notice of the Meeting are entitled to vote at the Meeting. Only shareholders of record at the close of business on the Record

Date  who  either  attend  the  Meeting  personally  or  who  complete,  sign  and  deliver  a  Proxy  in  the  manner  and  subject  to  the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders. The list is available for inspection during normal business hours at the office of Computershare and will be available at the Meeting.

Principal Holders of Shares

To the knowledge of our directors and senior officers, the only shareholder beneficially owning shares carrying more than

10% of the voting rights attached to all common shares:

Name of Shareholder

No. of Common Shares Owned

Percentage of Outstanding

Common Shares  (1)

Susanne Robertson  (2)

5,067,728

15.36%

John G. Robertson  (3)

4,583,404

13.90%

(1)    Based on issued and outstanding share capital of 32,985,840 common shares as of July 11, 2011.

(2)    Consisting of (i) 639,975 common shares held directly; and (ii) 4,427,753 common shares held indirectly by SMR Investments Ltd.

(3)    Consisting  of  (i)  1,534,769  common  shares  held  directly;  (ii)  1,118,530  held  indirectly  by  Access  Information  Services;  (iii)

1,392,905 held directly by JGR Petroleum, Inc.; and (iv) 537,200 held indirectly by Rainbow Networks Ltd.

As  of  July  11,  2011,  the  directors  and  senior  officers  as  a  group  owned  beneficially  directly  and  indirectly,  9,697,032 common shares, representing 29.40% of our presently issued and outstanding common shares.

NUMBER OF DIRECTORS

At the meeting, the shareholders will be asked to pass an ordinary resolution to set the number of directors at five.

ELECTION OF DIRECTORS

The  term  of  office  of  each  of  the  present  directors  expires  at  the  Meeting.  The  persons  named  below  will  be  presented  for election  at  the  Meeting  as  management's  nominees  and  the  persons  named  in  the  accompanying  Proxy  intend  to  vote  for the  election  of  these  nominees.  Management  does  not  contemplate  that  any  of  these  nominees  will  be  unable  to  serve  as  a director. Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with our Articles, or with the provisions of the Business Corporations Act (British Columbia).

The  following  table  and  notes  set  out  the  names  of  management’s  nominees  for  election  as  a  director,  the  province  and country  in  which  he  is  ordinarily  resident,  all  offices  now  held  by  him,  his  principal  occupation,  the  period  of  time  he  has been  a  director,  and  the  number  of  shares  beneficially  owned  by  him,  directly  or  indirectly,  or  over  which  he  exercises control or direction, as at the date hereof.

Name, Position and

Province or State and

Principal Occupation and if not at present an elected

Country of Residence  (1)     Director, Occupation during the past five years(1)

No. of Shares

Director Since

beneficially held  (2)

John George Robertson      President of Linux Gold Corp.; President of SMR Investments

President, Secretary and

Ltd.; President of Teryl Resources Corp., President of REGI

1982

4,583,404  (4)

Director

U.S., Inc., President of IAS Energy, Inc.

Richmond, B.C., Canada

Jennifer Lorette  (3)

Director of Teryl Resources Corp.; Director of Linux Gold

Director

Corp.; Director of REGI U.S., Inc.

2001

33,400

Richmond, B.C., Canada

Susanne Robertson  (3)

Director of Teryl Resources Corp., Director of SMR

Director

Investments Ltd., and Director of Linux Gold Corp.

1984

5,067,728  (5)

Richmond, B.C.

James Vandeberg  (3)

Chief Financial Officer

Attorney in Seattle, Washington, Director, CFO and COO of

and Director

REGI U.S., Inc. and IAS Energy, Inc.

2004

12,500

Sammamish, WA, USA

Robert Grisar

Director

Vice President, REGI U.S., Inc.

2008

Nil

Kirtland, OH

(1)    The information as to the residence and principal occupations, not being within our knowledge, has been furnished by the respective directors individually.

(2)    The information as to shares beneficially owned or over which a director exercises control or direction, not being within our knowledge, has been furnished by the respective directors individually.

(3)    Member of Audit Committee.

(4)    Consisting of (i) 639,975 common shares held directly; and (ii) 4,427,753 common shares held indirectly by SMR Investments Ltd.

(5)    Consisting of (i) 1,534,769 common shares held directly; (ii) 1,118,530 held indirectly by Access Information Services; (iii)

1,392,905 held directly by JGR Petroleum, Inc.; and (iv) 537,200 held indirectly by Rainbow Networks Ltd.

CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES

Cease Trade Orders

On  September  4,  2009,  the  British  Columbia  Securities  Commission  (“BCSC”)  issued  a  cease  trade  order  against  us  for

failure  to  file  our  annual  audited  financial  statements  and  related  Management’s  Discussion  &  Analysis  (“MD&A”).   We

filed the required documents on SEDAR on September 11, 2009, to comply with the requirements to rectify the continuous disclosure deficiencies and the cease trade order was revoked by the BCSC on September 15, 2009.

On  September  4,  2009,  the  BCSC  issued  a  cease  trade  order  against  IAS  Energy,  Inc.  (“IAS”),  a  company  with  related directors  and  officers,  for  failure  to  file  its  annual  audited  financial  statements  and  related  MD&A.  The  cease  trade  order was  revoked  on  September  16,  2009  following  filing  of  its  annual  financial  statements  and  related  MD&A.  On  October  2,

2009,  a  cease  trade  order  was  issued  by  the  BCSC  against  IAS  for  failure  to  file  its  interim  unaudited  financial  statements for the three months ended July 31, 2009.  The cease trade order was revoked on November 30, 2009 following filing of its

annual  financial  statements  and  related  MD&A.   On  January  1,  2010,  a  cease  trade  order  was  issued  by  the  BCSC  against

IAS  for  failure  to  file  its  interim  unaudited  financial  statements  for  the  six  months  ended  October  31,  2009.   The  cease

trade  order  was  revoked  on  January  18,  2010  following  filing  of  its  interim  financial  statements  and  related  MD&A.   On

September  7,  2010,  the  BCSC  issued  a  cease  trade  order  against  IAS  for  failure  to  file  its  annual  audited  financial statements  and  related  MD&A.  The  cease  trade  order  was  revoked  on  October  8,  2010  following  filing  of  its  annual financial statements and related MD&A.

On  September  9,  2008,  the  BCSC  issued  a  cease  trade  order  against  us  for  failure  to  file  our  annual  audited  financial

statements  and  related  MD&A.   We  filed  the  required  documents  on  SEDAR  on  September  22,  2008,  to  comply  with  the requirements  to  rectify  the  continuous  disclosure  deficiencies  and  the  cease  trade  order  was  revoked  by  the  BCSC  on

September 24, 2008.

On  December  3,  2007,  the  BCSC  issued  a  cease  trade  order  against  Linux  Gold  Corp.  (“Linux”),  a  company  with  related directors  and  officers,  for  failure  to  file  a  technical  report  and  non-compliant  disclosure.  The  BCSC  staff  found  that  the technical  report  filed  on  SEDAR  on  February  22,  2006  was  not  prepared  by  a  qualified  person.  The  BCSC  also  found  that

Linux’s  disclosure  in  the  offering  memorandum  dated  April  5,  2007  did  not  disclose  repayment  of  debt  to  related  parties.

Linux  filed  the  required  documents  on  SEDAR  to  comply  with  the  requirements  to  rectify  the  continuous  disclosure deficiencies and the cease trade order was revoked by the BCSC on February 8, 2008.

Other than the cease trade orders issued against our company, IAS and Linux, to our knowledge, no proposed director is, or has, within the 10 years before the date  of this Circular, been a director or executive office of any company that, while that person was acting in that capacity:

(a)   was the subject of a cease trade order or similar  order or an order  that denied relevant company  access  to  any exemptions under securities legislation, for a period of more than 30 consecutive days; or

(b)   was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officers,  in  the  company  being  the  subject  of  a  cease  trade  or  similar  order  that  denied  the  relevant  company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)   within  a  year  of  that  person  ceasing  to  act  in  that  capacity,  became  bankrupt,  make  a  proposal  under  any legislation  relating  to  bankruptcy  or  insolvency,  or  was  subject  to  or  instituted  any  proceedings,  arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Executive Compensation

During  the  financial  year  ended  April  30,  2010,  we  had  two  Named  Executive  Officer  (“NEO”)  being  John  Robertson,

Chief Executive Officer (“CEO”) and President and James Vandeberg, Chief Financial Officer.

“Named  Executive  Officer”  or  “NEO”  means:  (a)  each  CEO,  (b)  each  CFO,  (c)  each  of  the  three  most  highly  compensated executive  officers,  or  the  three  most  highly  compensated  individuals  acting  in  a  similar  capacity,  other  than  the  CEO  and

CFO,  at  the  end  of  the  most  recently  completed  financial  year  whose  total  compensation  was,  individually,  more  than

$150,000;  and  (d)  each  individual  who  would  be  a  NEO  under  (c)  above  but  for  the  fact  that  the  individual  was  neither  an executive officer of a company, nor acting in a similar capacity, at the end of that financial year.

Compensation Objectives and Principles

The  primary  goal  of  our  executive  compensation  program  is  to  attract  and  retain  the  key  executives  necessary  for  our  long term  success,  to  encourage  executives  to  further  our  development  and  our  operations,  and  to  motivate  top  quality  and experienced executives.  The key elements of our executive compensation program are: (i) base salary; (ii) potential annual

incentive  award;  and  (iii)  incentive  stock  options.   Our  directors  are  of  the  view  that  all  elements  of  the  total  program should be considered, rather than any single element.

Compensation Discussion and Analysis

Our  executive  officers  make  recommendations  to  the  Board  regarding  compensation  policies  and  the  compensation  of

senior  officers.   We  do  not  have  a  Compensation  Committee.  The  compensation  of  the  senior  executives  comprises  two components;  namely,  a  base  salary  or  consulting  fees  and  the  grant  of  stock  options  pursuant  to  our  stock  option  plan.   .

These  forms  of  compensation  are  chosen  to  attract,  retain  and  motivate  the  performance  of  selected  directors,  officers,

employees  or  consultants  of  high  caliber  and  potential.  Each  senior  executive  is  employed  for  his  or  her  skills  to  perform specific tasks and the base salary and number of options is fixed accordingly.

Senior  executives  generally  enter  into  an  employment  agreement,  with  standard  clauses  covering  salaries  and  termination and change of control provisions. The highlights of the employment agreements for the NEOs are outlined below under the section entitled “Management Contracts” and Narrative Discussion under the Summary Compensation Table.

Option-based Awards

The grant of option-based awards to the senior executives is determined by the recommendation of executive officers to the

Board  pursuant  to  the  terms  of  our  stock  option  plan.  Previous  grants  of  option-based  awards  are  taken  into  account  when considering new grants. The options are always granted at market price.

Benefits and Perquisites

Our NEOs do not receive any benefits or perquisites other than as disclosed herein.

Summary Compensation Table

The  following  table  provides  a  summary  of  the  compensation  earned  by,  paid  to,  or  accrued  and  payable  to,  each  NEO during the fiscal years ended April, 2010, 2009 and 2008.  Amounts reported in the table below are in Canadian dollars, the currency that we use in our financial statements.

Non-equity incentive

plan compensation

($)

Name and

Year

Share-

Annual

Long-term

All other

Principal

Ended

based

Option-Based

incentive

incentive plans

Pension

Compen -

Total

Position

April 30

Salary      Awards

Awards

plans

($)

value

sation

compensation

($)

($)

($)  (6)

($)

($)

($)(5)

($)

John G.

2010

Nil

Nil

Nil

Nil

Nil

Nil

32,000l

38,000

Robertson,

2009

Nil

Nil

31,240(3)

Nil

Nil

Nil

30,000

61,240

CEO  (1)(2)(3)

2008

Nil

Nil

Nil

Nil

Nil

Nil

30,688

30,688

James

2010

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Vandeberg,

2009

Nil

Nil

15,620

Nil

Nil

Nil

Nil

15,620

CFO  (4)

2008

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

(1)     Mr. Robertson is also a director and receives annual compensation of $6,000 in that capacity.

(2)     Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month for management services. See “Management

Contracts”.

(3)     Mr. Robertson’s option-based awards granted during 2009 consisted of 100,000 stock options expiring on August 1 2013, at an exercise price of

CDN$0.40 and fair value of CDN$0.3124 per share.

(4)     Mr. Vandeberg is also a director but does not receive any compensation in that capacity. Mr. Vandeberg’s option-based awards granted during

2009 consisted of 50,000 stock options expiring on August 1, 2013, at an exercise price of CDN$0.40 and fair value ofCDN$0.3124 per share.

(6)     The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions;

weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Employment Contracts and Termination of Employment

There  are  no  employment  agreements  or  other  compensating  plans  or  arrangements  with  regard  to  any of  the  NEOs  which provide  for  specific  compensation  in  the  event  of  resignation,  retirement,  other  termination  of  employment  or  from  a change of control of our company or from a change in an NEO’s responsibilities following a change in control.

Pursuant to  a management agreement dated  May 1,  1996,  we  engaged SMR Investments  Ltd. (“SMR”)  to provide services to  us.  SMR  is  a  private  company  controlled  by  Susanne  Robertson,  a  director  and  the  spouse  of  our  President.  Our

President  is  also  a  director  and  officer  of  SMR.   SMR  provides  management  services  for  a  monthly  fee  of  $2,500.  These services  consist  of  general  management  services.  The  agreement  may  be  terminated  by  the  mutual  consent  of  the  parties.

During the years ended April 30, 2010 and 2009, we paid or accrued to SMR the sum of $32,000 and $30,000 respectively.

During  the  year  ended  April  30,  2010,  $Nil  (2009  -  $5,431)  in  professional  fees  were  incurred  with  a  law  firm  of  which

Mr. Vandeberg, an NEO, officer and director, is a partner.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The  following  table  sets  out  all  stock  option-based  awards  granted  to  the  NEOs  and  outstanding  at  the  end  of  the  most recently completed financial year ended April 30, 2010.

Option-based Awards

Stock-based Awards

Number of

securities

Option

Value of

Number of

Market or payout

Name

underlying

exercise

Option expiration      unexercised in-

shares or units

value of share-

unexercised

price

date

the-money

of shares that

based awards that

options

($)

options

have not vested

have not vested

(#)

($)

(#)

($)

John Robertson

750,000

0.30

October 20, 2010

Nil

187,000

Nil

100,000

0.40

August 1, 2013

Nil

25,000

Nil

James Vandeberg

50,000

0.40

August 1, 2013

Nil

12,500

Nil

(1)

The closing price of our shares on the TSX Venture Exchange (“TSX.V”) on June 30, 2011 was $0.15.

Incentive Plan Awards – value vested or earned during the year

Non-Equity Incentive Plan

Option-Based Awards – Value

Share-Based Awards – Value

Compensation – Value Earned

Vested During the Year

Vested During the Year

During the Year

Name

($)

($)

($)

John Robertson

Nil

Nil

Nil

James Vandeberg

Nil

Nil

Nil

Pension Plan Benefits and Deferred Compensation Plans

We do not offer any pension plan benefits or deferred compensation plans for our NEOs or employees.

Termination of Employment or Change of Control

We  have  no  plans  or  arrangements  with  respect  to  remuneration  received  or  that  may  be  received  by  the  NEOs  during  our most  recently  completed  financial  year  or  current  financial  year  in  view  of  compensating  such  officers  in  the  event  of termination  of  employment  (as  a  result  of  resignation,  retirement,  change  of  control,  etc.)  or  a  change  in  responsibilities following a change of control.

Director Compensation

For our most recently completed fiscal year ended April 30, 2010:

(a)

no  compensation  of  any  kind  was  accrued,  owing  or  paid  to  any  of  our  directors  for  acting  in  their  capacity  as such, except for John Robertson, who receives annual compensation of $6,000;

(c)

no  arrangements  of  any  kind  existed  with  respect  to  the  payment  of  compensation  of  any  kind  to  any  of  our directors for acting in their capacity as such;

(c)

excluding our NEOs, no compensation of any kind was accrued, owing or paid to any of the directors for services rendered  to us as  consultants or experts,  except for research  and developments  costs of $Nil (2009 - $38,465) that were paid to a company of which Mr. Robert Grisar is a director and officer; and

(d)

excluding  our  NEOs,  no  arrangements  of  any  kind  existed  with  respect  to  the  payment  of  compensation  of  any kind to any of our directors for services rendered, or proposed to be rendered, to us as consultants or experts.

Outstanding Share-Based Awards and Option-Based Awards

The  following  table  sets  out  all  stock  option-based  awards  granted  to  the  directors  that  were  outstanding  at  the  end  of  the most recently completed financial year ended April 30, 2010.

Option-based Awards

Stock-based Awards

Number of

securities

Option

Value of

Name

underlying

exercise

Option

unexercised in-

Number of shares or

Market or payout value

unexercised

price

expiration date

the-money

units of shares that

of share-based awards

options

($)

options

have not vested

that have not vested

(#)

($)

(#)

($)

Susanne Robertson

250,000

0.21

April 22, 2014

Nil

62,500

Nil

Jennifer Lorette

50,000

0.40

August 1, 2013

Nil

12,500

Nil

75,000

0.21

April 22, 2014

Nil

18,750

Nil

Robert Grisar

Nil

Nil

Nil

Nil

Nil

Nil

(1)      the closing price of our common shares on the TSX.V on April 30, 2010 was $0.185

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned by our non-executive directors during the financial year ended April

30, 2010.

Non-Equity Incentive Plan

Option-Based Awards – Value

Share-Based Awards – Value

Compensation – Value Earned

Vested During the Year

Vested During the Year

During the Year

Name

($)

($)

($)

(a)

(b)

(c)

(d)

Susanne Robertson

Nil

Nil

Nil

Jennifer Lorette

Nil

Nil

Nil

Robert Grisar

Nil

Nil

Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The  following  table  sets  forth,  as  of  April  30,  2010,  information  concerning  securities  authorized  for  issuance  under  our stock option plan (the “Reg Stock Option Plan”), which is our only equity compensation plan.

Number of securities

Number of securities to be

Plan Category

issued upon exercise of

Weighted-average exercise

remaining available for

outstanding options, warrants

price of outstanding options,

future issuance under equity

and rights

warrants and rights

compensation plans

(excluding securities reflected

in column (a))

Equity compensation plans

1,575,000

$0.011

1,261,985

approved by security holders

Equity compensation plans not

N/A

N/A

N/A

approved by security holders(1)

Total

1,575,000

$0.11

1,261,985

The Reg Stock Option Plan provides for the issuance of stock options to acquire up to 10% of our issued common shares as of the date of granting of the option(s), subject to standard anti-dilution adjustments.  This is a “rolling” plan as the number of  common  shares  reserved  for  issuance  pursuant  to  the  grant  of  stock  options  will  increase  as  our  issued  and  outstanding common shares increases.

In  addition  to  this  limit,  the  Reg  Stock  Option  Plan  provides  that  the  maximum  number  of  common  shares  that  may  be reserved  for  issuance  to  any one insider under  the plan  and any other share compensation arrangement  may  not  exceed 5%

of our issued and outstanding common shares at the time of grant (on a non-diluted basis).

The  Board  has  the  authority  under  the  Reg  Stock  Option  Plan  to  establish  the  option  price  at  the  time  each  option  is

granted,  which  price  shall  not  be  less  than  the  market  price  of  our  common  shares  at  the  time  of  grant.   Options  granted

under  the  Reg  Stock  Option  Plan  are  exercisable  over  a  period  not  exceeding  five  years  from  the  date  of  grant,  subject  to earlier  termination  if  the  optionee  ceases  to  be  an  eligible  person  by  reason  of  termination  of  employment,  retirement,

disability  or  death.   The  options  granted  under  the  Reg  Stock  Option  Plan  are  not  transferable  or  assignable  other  than  by will or the laws of descent and distribution.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No  director  or  senior  officer,  proposed  management  nominee  for  election  as  a  director  or  each  associate  or  affiliate  of  any such director, senior officer or proposed nominee is or has been indebted to us or any of our subsidiaries at any time during our last completed financial year, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless  otherwise  disclosed  herein,  no  informed  person  or  proposed  nominee  for  election  as  a  director,  or  any  associate  or affiliate  of  any  of  the  foregoing,  has  or  has  had  any  material  interest,  direct  or  indirect,  in  any  transaction  or  proposed transaction  since  the  commencement  of  our  most  recently  completed  financial  year,  which  has  materially  affected  or  will materially affect us, other than as disclosed by us during the course of the year or as disclosed herein.

MANAGEMENT CONTRACTS

SMR Investments Ltd.

Pursuant to  a management agreement dated  May 1,  1996,  we  engaged SMR Investments  Ltd. (“SMR”)  to provide services to us. SMR is a private company which is controlled by Susanne Robertson, a director and the spouse of our President. Our

President  is  also  a  director  and  officer  of  SMR.   SMR  provides  management  services  for  a  monthly  fee  of  $2,500.  These services  consist  of  general  management  services.  The  agreement  may  be  terminated  by  the  mutual  consent  of  the  parties.

During the years ended April 30, 2010 and 2009, we paid or accrued to SMR the sum of $32,500 and $30,000 respectively.

APPOINTMENT OF AUDITORS

The shareholders are asked to vote in favour of a resolution ratifying and appointing ACAL Group, Chartered Accountants,

as auditors for the ensuing year, authorizing the Board to fix the compensation of the auditor.

Management recommends the appointment of ACAL Group, Chartered Accountants, as our auditor.

AUDIT COMMITTEE

We are required to have an audit committee comprised of not less than three directors, a majority of whom are not officers,

control  persons  or  employees  of  our  company  or  an  affiliate  of  our  company.   Our  current  audit  committee  consists  of

Jennifer Lorette, Susanne Robertson and James Vandeberg.

Audit Committee Charter

The text of our Audit Committee Charter is attached as Schedule A to this Circular.

Composition of the Audit Committee

National   Instrument   52-110   Audit   Committees,   (“NI   52-110”)   provides   that   a   member   of   an   audit   committee   is

“independent” if the member has no direct or indirect material relationship with a company, which could, in the view of the company’s Board, reasonably interfere with the exercise of the member’s independent judgment.  As defined in NI 52-110,

Jennifer  Lorette  is  independent.    Susanne  Robertson  and  James  Vandeberg  are  not  independent  as  they  each  have  an indirect material relationship with us.

Relevant Education and Experience

NI  52-110  provides  that  an  individual  is  “financially  literate”  if  he  has  the  ability  to  read  and  understand  a  set  of  financial statements  that  present  a  breadth  and  level  of  complexity  of  accounting  issues  that are generally  comparable to the breadth

and  complexity  of  the  issues  that  can  reasonably  be  expected  to  be  raised  by  a  company’s  financial  statements.   All  audit

committee  members  have  many  years  of  practical  business  experience,  have  served  for  many  years  as  directors  of  public companies,  have  experience  reviewing  financial  statements  of  public  companies  and  meet  the  criteria  of  “financially literate” as outlined in NI 52-110.

Audit Committee Oversight

Since  the  commencement  of  our  most  recently  completed  fiscal  year,  our  Board  has  not  failed  to  adopt  a  recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since  the  commencement  of  our  most  recently  completed  financial  year  and  the  effective  date  of  NI  52-110,  we  have  not relied  on  the  exemptions  contained  in  sections  2.4  or  8  of  NI  52-110.  Section  2.4  provides  an  exemption  from  the requirement  that  the  audit  committee  must  pre-approve  all  non-audit  services  to  be  provided  by  the  auditors,  where  the total  amount  of  fees  related  to  the  non-audit  services  are  not  expected  to  exceed  5%  of  the  total  amount  of  fees  payable  to the auditor in the fiscal year in which the non-audit services were provided.

Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-

110, in whole or in part.

Pre-Approval Policies and Procedures

We have not adopted specific policies and procedures for the engagement of non-audit services. The Audit Committee will review the engagement of non-audit services as required.

Exemption

We  are  relying  on  the  exemption  provided  by  Part  6.1  of  MI  52-110  for  Venture  Issuers  which  allows  for  an  exemption from  Part  3  (Composition  of  the  Audit  Committee)  and  Part  5  (Reporting  Obligations)  of  MI  52-110  and  allows  for  the short form of disclosure of audit committee procedures set out in Form 52-110F2 and disclosed in this Circular.

External Auditor Service Fees (by category)

Year ended

Year ended

April 30, 2010

April 30, 2009

Audit fees

$22,000

$27,940

Audit related fees

0

2,500

Tax fees

3,000

6,200

All other fees

0

0

Total:

$25,000

$36,640

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Reg Stock Option Plan

Pursuant  to  Policy  4.4  of  the  TSX.V,  we  are  required  to  obtain  shareholder  approval  for  the  Reg  Stock  Option  Plan  on  an annual basis.  There have been no changes to the Reg Stock Option Plan since it was approved by the shareholders on May

20,  2010.   Shareholders  will  be  asked  at  the  Meeting  to  consider  and,  if  deemed  advisable,  approve  an  ordinary  resolution approving the Reg Stock Option Plan.  The approval by shareholders requires a favorable vote of a majority of the common shares voted in respect thereof at the Meeting.

The  purpose  of  the  Reg  Stock  Option  Plan  is  to  advance  our  interests  by  encouraging  the  directors,  officers  and  key employees  and  consultants  retained  by  us  to  acquire  common  shares,  thereby:  (i)  increasing  the  proprietary  interests  of such persons in our company; (ii) aligning the interests of such persons with the interests of the shareholders generally; (iii)

encouraging  such  persons  to  remain  associated  with  our  company;  and  (iv)  furnishing  such  persons  with  an  additional incentive in their efforts on our behalf.

Pursuant  to  the  Reg  Stock  Option  Plan,  options  may  be  granted  to  officers,  directors,  employees  and  consultants  (the

“Participants”) of our company or our our affiliates.   The maximum number of common shares reserved for issuance upon exercise  of  options  granted  thereunder  may  not  exceed  10%  of  the  total  number  of  the  issued  common  shares  at  the  time

the  options  are  granted.   Under  the  Reg  Stock  Option  Plan,  no  one  participant  may  be  granted  options  to  purchase  more than 5% of the number of issued common shares and no more than 2% of the issued common shares may be granted to any

one  consultant  in  any  twelve  month  period.    No  more  than  an  aggregate  of  2%  of  the  issued  common  shares  may  be

granted  to  an  employee  conducting  investor  relations  activities  in  any  twelve  month  period.   The  price  at  which  common

shares may be acquired upon the exercise of an option may not be less than the price permitted under the rules of any stock exchange or exchanges on which our common shares are listed.

Subject  to  the  foregoing  restrictions,  and  certain  other  restrictions  set  forth  in  the  Reg  Stock  Option  Plan,  the  Board  is authorized  to  provide for  the granting  of  options  and  the  exercise  and  method of  exercise of options granted under  the  Reg

Stock  Option  Plan.   Options  granted  under  the  Reg  Stock  Option  Plan  are  non-assignable.   Options  are  subject  to  early

termination in the event of the death of a participant or in the event a participant ceases to be an officer, director, employee or consultant.

A  copy  of  the  Reg  Stock  Option  Plan  will  be  available  for  review  at  the  Meeting  and  will  also  be  supplied  upon  request being made to our head office.

Accordingly,  the  shareholders  will  be  asked  at  the  Meeting  to  pass  an  ordinary  resolution,  the  text  of  which  will  be  in substantially the form as follows:

"RESOLVED, as an ordinary resolution, that:

1.

the Reg Stock Option Plan be and is hereby approved;

2.

the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Reg Stock Option Plan entitling the option holders to purchase common shares of the Company;

3.

the  maximum  number  of  common  shares  of  the  Company  reserved  for  issuance  under  the  Reg  Stock  Option  Plan shall be 10% of the issued and outstanding share capital at the time of granting;

4.

the Board of Directors or any committee created pursuant to the Reg Stock Option Plan be and is hereby authorized to  make  such  amendments  to  the  Reg  Stock  Option  Plan  from  time  to  time,  as  may  be  required  by  the  applicable regulatory authorities,  or  may,  in  its  discretion,  be  considered  appropriate  by  the  Board  of  Directors  or  committee,

in  its  sole  discretion,  provided  always  that  such  amendments  be  subject  to  the  approval  of  all  applicable  regulatory authorities,  if  applicable,  and  in  certain  cases,  in  accordance  with  the  terms  of  the  Reg  Stock  Option  Plan,  the approval of the shareholders;

5.

the  approval  of  the  Reg  Stock  Option  Plan  by  the  Board  of  Directors  be  ratified,  approved  and  confirmed  and  any one  director  of  the  Company  be  and  is  hereby  authorized  to  execute  any  and  all  documents  as  the  director  deems necessary to give effect to the transactions contemplated in the Reg Stock Option Plan;

6.

the  Company  be  and  is  hereby  authorized  to  abandon  or  terminate  all  or  any  part  of  the  adoption  of  the  Reg  Stock

Option  Plan  if  the  Board  of  Directors  of  the  Company  deem  it  appropriate  and  in  the  best  interest  of  the  Company to do so ;and

7.

the  Board  of  Directors  be  authorized  in  its  sole  discretion,  to  amend,  postpone,  or  abandon  the  implementation  of the  foregoing  resolutions,  including  the  implementation  of  the  Reg  Stock  Option  Plan,  if,  in  the  Board  of  Directors'

sole opinion, the circumstances so warrant."

The Board recommends that the shareholders vote in favour of the Reg Stock Option Plan.

Recommendation of Our Directors

The  directors  have  reviewed  and  considered  all  facts  respecting  the  foregoing  matters,  which  they  have  considered  to  be

relevant  to  shareholders.   It  is  the  unanimous  recommendation  of  the  directors  that  shareholders  vote  for  passage  of  the foregoing resolutions.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National  Instrument  58-101,  Disclosure  of  Corporate  Governance  Practices,  requires  all  reporting  issuers  to  provide certain  annual  disclosure  of  their  corporate  governance  practices  with  respect  to  the  corporate  governance  guidelines  (the

“Guidelines”)  adopted  in  National  Policy  58-201.    These  Guidelines  are  not  prescriptive,  but  have  been  used  by  us  in adopting our corporate governance practices.  Our approach to corporate governance is set out below.

Mandate and Responsibility of the Board

The Board is responsible for supervising management in carrying on our business and affairs.   Directors are required to act

and  exercise  their  powers  with  reasonable  prudence  in  our  best  interests.    The  Board  agrees  with  and  confirms  its

responsibility  for  overseeing  management's  performance  in  the  following  particular  areas:  the  strategic  planning  process;

identification and management of the principal risks associated with our business; planning for succession of management;

our  policies  regarding  communications  with  our  shareholders  and  others;  and  the  integrity  of  our  internal  controls  and management information systems.

In  carrying  out  its  mandate,  the  Board  relies  primarily  on  management  to  provide  it  with  regular  detailed  reports  on  our

operations and our financial position.   The Board reviews and assesses these reports and other information provided to it at

meetings  of  the  full  Board  and  of  its  committees.   The  CEO  is  a  member  of  the  Board,  giving  the  Board  direct  access  to information on all areas of responsibility.

The independent directors do not hold separate meetings at which members of management are absent.

Composition of the Board

The  Board  facilitates  its  exercise  of  independent  supervision  over  management  through  frequent  communication  with  the

Board.

The Board currently consists of five directors, of whom one is independent, namely Jennifer Lorette.  None of the independent directors has any direct or indirect material relationship with us (other than shareholdings or stock options) which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment.  If management's nominees for directors  are  elected  at  the  Meeting,  following  the  Meeting  the  Board  will  consist  of  five  directors,  of  whom  one  will  be independent.

Directorships

The following directors and nominee directors are also directors of other reporting companies, as described in the table below.

Name of Director

Other Reporting Issuers

REGI U.S., Inc.

John G. Robertson

IAS Energy Inc.

Teryl Resources Corp.

Linux Gold Corp.

REGI U.S., Inc.

Jennifer Lorette

Teryl Resources Corp.

Linux Gold Corp.

Susanne Robertson

Teryl Resources Corp.

Linux Gold Corp.

REGI U.S., Inc.

James Vandeberg

IAS Energy Inc.

ASAP Expo Inc.

Robert Grisar

Nil

Orientation and Continuing Education

The Board does not have any formal policies with respect to  the orientation of new directors nor does it take  any measures

to  provide  continuing  education  for  the  directors.   At  this  stage  of  our  development  the  Board  does  not  feel  it  necessary  to

have  such  policies  or  programs  in  place.   New  directors  are  provided  with  access  to  our  recent,  publicly  filed  documents,

technical  reports  and  our  internal  financial  information,  are provided  with access to  management  and  technical  experts and consultants and a summary of significant corporate and securities responsibilities.

Members  of  the  Board  are  encouraged  to  communicate  with  management,  auditors  and  technical  consultants,  to  keep themselves  current  with  industry  trends  and  developments  and  changes  in  legislation  with  management’s  assistance  and  to attend related industry seminars and visit our offices.  Board members have full access to our records.

Ethical Business Conduct

To  date,  the  Board  has  not  adopted  a  formal  written  Code  of  Business  Conduct  and  Ethics.   However  the  small  size  of  the

Board   and   number   of   officers   and   consultants   allows   the   Board   to  monitor   on   an   ongoing   basis   the   activities   of

management  and  to  ensure  that  the  highest  standard  of  ethical  conduct  is  maintained.   The  Board  views  good  corporate

governance  as  an  integral  component  to  its  success  and  to  meet  its  responsibilities  to  shareholders.  As  we  do  not  have  a large  number  of  officers  and  consultants,  the  Board  is  able  to  monitor  on  an  ongoing  basis  the  activities  of  management

and  to  ensure  that  the  highest  standard  of  ethical  conduct  is  maintained.    As  we  grow  in  size  and  scope,  the  Board

anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Board Approvals and Review

No formal description has yet been established of the types of decisions by us which will require prior Board approval.   To

date,  all  substantive  decisions  involving  acquisitions,  major  financings,  major  asset  sales,  budgets  and  major  business

initiatives  have  been  referred  to  the  Board.   As  and  when  our  activities  evolve  beyond  the  early  stages  of  development  for commercialization  of  our  rotary  engine,  review  and  approval  criteria  will  be  further  considered  and  specific  dollar  capital amounts established.

Nomination of Directors

The  Board  considers  its  size  each  year  when  it  considers  the  number  of  directors  to  recommend  to  the  shareholders  for election  at  the  annual  meeting  of  shareholders,  taking  into  account  the  number  required  to  carry  out  the  Board’s  duties effectively and to maintain a diversity of view and experience.

The  Board  does  not  have  a  nominating  committee,  and  these  functions  are  currently  performed  by  the  Board  as  a  whole.

However, if there is a change in the number of directors required by us, this policy will be reviewed.

Position Descriptions

The  Board  has  not  developed  written  position  descriptions  for  the  Chairman,  the  Chairman  of  Board  Committees,  or  the

Chief  Executive  Officer.   The  Board  is  of  the  view  that  given  our  size,  the  relatively  frequent  discussions  between  Board members and  the CEO, and  the experience of  the individual  members of the Board,  the responsibilities of  such  individuals are  known  and  understood  without  position  descriptions  being  reduced  to  writing.  The  Board  will  evaluate  this  position from time to time and if written position descriptions appear to be justified, they will be prepared.

Compensation

The  Board  has  the  responsibility  for  determining  compensation  for  the  directors  and  senior  management  and  the  quantity

and  quality  of  the  Board  compensation  is  reviewed  on  an  annual  basis.   To  determine  compensation  payable,  the  Board

reviews   compensation   paid   to   directors,   CEOs   and   CFOs   of   companies   of   similar   size   and   at   a   similar   stage   of

development  as  our  company  and  determines  an  appropriate  compensation  reflecting  the  need  to  provide  incentive  and compensation  for  the  time  and  effort  expended  by  the  directors  and  senior  management  while  taking  into  account  our

financial  and  other  resources.   In  setting  the  compensation,  the  Board  annually  reviews  the  performance  of  the  CEO  and

CFO in light of its objectives and consider other factors that may have impacted our success in achieving our objectives.

The  number  of  options  to  be  granted  is  determined  by  the  Board  as  a  whole,  which  allows  the  independent  directors  to have input into compensation decisions.  At this time, we do not believe our size and limited scope of operations requires a formal compensation committee.

Description of Board Committees

At  the  present  time,  our  only  standing  committee  is  the  Audit  Committee.   As  the  directors  are  actively  involved  in  our

operations,  and  the  size  of  our  operations  does  not  warrant  a  larger  Board,  the  Board  has  determined  that  additional committees are not necessary at this stage of our development.

The  written  charter  of  the  Audit  Committee,  as required  by NI  52-110,  is  contained  in  Schedule  A  to  this  Circular.   As  we

grow,  and  our  operations  and  management  structure  become  more  complex,  the  Board  expects  it  will  constitute  formal

standing   committees,   such   as   a   Corporate   Governance   Committee,   a   Compensation   Committee   and   a   Nominating

Committee,  and  will  ensure  that  such  committees  are  governed  by  written  charters  and  are  composed  of  at  least  a  majority of independent directors.

Assessments

The  Board  does  not  consider  that  formal  assessments  would  be  useful  at  this  stage  of  our  development.    The  Board

conducts  informal  annual  assessments  of  the  Board’s  effectiveness,  the  individual  directors  and  of  the  Audit  Committee.

To  assist  in  its  review,  the  Board  conducts  informal  surveys  of  its  directors  about  assessment  of  the  functioning  of  the

Board.   As  part  of  the  assessments,  the  Board  or  the  individual  committee  may  review  its  mandate  and  conduct  reviews  of applicable corporate policies.

ADDITIONAL INFORMATION

Copies of our most recent audited annual and unaudited interim quarterly financial statements, as well as our recent annual and  interim  Management  Discussion  and  Analysis,  may  be  obtained  from  SEDAR  at  www.sedar.com  and  upon  request from us as follows:

Reg Technologies Inc.

240 - 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Tel:  (604) 278-5996

Fax:  (604) 278-3409

Email:   jlorette@ihiway.com

BOARD APPROVAL AND CERTIFICATION

APPROVAL AND CERTIFICATION

The  Board  has  approved  the  contents  and  the  sending  of  this  Circular  and  recommends  that  shareholders  vote  in  favour  of all  proposed  resolutions.  Where  information  contained  in  this  Circular,  rests  specifically  within  the  knowledge  of  a  person other  than  our  company,  we  have  relied  upon  information  furnished  by  such  person.  The  foregoing  contains  no  untrue statement  of  a  material  fact  and  does  not  omit  to  state  a  material  fact  that  is  required  to  be  stated  or  that  is  necessary  to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Vancouver, British Columbia, this 11th day of July, 2011.

By Order of the Board of

REG TECHNOLOGIES INC.

“John G. Robertson”

John G. Robertson,

President

SCHEDULE A

Charter of the Audit Committee of the Board of Directors

of Reg Technologies Inc. (the “Company”)

Mandate

The  primary  function  of  the  Audit  Committee  (“Committee”)  is  to  assist  the  Board  of  Directors  in  fulfilling  its  financial oversight  responsibilities  by  reviewing  the  following:  (a)  the  financial  reports  and  other  financial  information  provided  by the  Company  to  regulatory  authorities  and  shareholders;  (b)  the  Company’s  systems  of  internal  controls  regarding  finance and  accounting  and  the  Company’s  auditing,  accounting;  and  (c)  financial  reporting  processes.  Consistent  with  this function,  the  Committee  will  encourage  continuous  improvement  of,  and  should  foster  adherence  to,  the  Company’s policies,  procedures  and  practices  at  all  levels.  The  Committee’s  primary  duties  and  responsibilities  are  to  (i)  serve  as  an independent  and  objective  party  to  monitor  the  Company’s  financial  reporting  and  internal  control  system  and  review  the

Company’s financial statements;

(ii)   review   and   appraise   the   performance   of   the   Company’s   external   auditors;   (iii)   provide   an   open   avenue   of

communication  among  the  Company’s  auditors,  financial  and  senior  management  and  the  board  of  directors;  and  (iv)  to ensure the highest standards of business conduct and ethics.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free  from  any  relationship  that,  in  the  opinion  of  the  board  of  directors,  would  interfere  with  the  exercise  of  his  or  her independent judgment as a member of the Committee.

At  least  one  member  of  the  Committee  shall  have  accounting  or  related  financial  management  expertise.  All  members  of the  Committee  that  are  not  financially  literate  will  work  towards  becoming  financially  literate  to  obtain  a  working familiarity  with  basic  finance  and  accounting  practices.  For  the  purposes  of  the  Company’s  Charter,  the  definition  of

“financially  literate”  is  the  ability  to  read  and  understand  a  set  of  financial  statements  that  present  a  breadth  and  level  of complexity  of  accounting  issues  that  are  generally  comparable  to  the  breadth  and  complexity  of  the  issues  that  can presumably be expected to be raised by the Company’s financial statements.

The  members  of  the  Committee  shall  be  elected  by  the  board  of  directors  at  its  first  meeting  following  the  annual shareholders’  meeting.  Unless  a  Chair  is  elected  by  the  full  board  of  directors,  the  members  of  the  Committee  may designate a Chair by a majority vote of the full Committee membership.

Meetings

The  Committee  shall  meet  at  least  twice  annually,  or  more  frequently  as  circumstances  dictate.  As  part  of  its  job  to  foster open communication, the Committee will meet at least annually with the Chief Executive Officer and/or the Chief Financial

Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

a)    Review and update this Charter annually.

b)    Review the Company’s financial statements, MD&A, any annual and interim earning statements and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

a)    Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

b)    Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

c)    Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

d)    Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

e)    Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

f)     At each meeting, consult with the external auditors, without the presence of management, about the quality of the

Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

g)    Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

h)    Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

i)     Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)    the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)   such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)  such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Process

(a)   In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)   Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)   Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)   Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)   Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)    Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)   Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)   Review certification process for certificates required under NI 52-109.

(i)    Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

(a)   Review any related party transactions.

(b)   Review reports from persons regarding any questionable accounting, internal accounting controls or auditing matters

(“Concerns”) relating to the Company such that:

i.     an individual may confidentially and anonymously submit their Concerns to the Chairman of the Committee in writing , by telephone, or by email

ii.    the Committee reviews as soon as possible all Concerns and addresses same as they deem necessary; and

iii.   the Committee retains all records relating to any Concern reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.